Pricing Term Sheet	Issuer Free Writing Prospectus
Dated June 28, 2018	Filed pursuant to Rule 433
Registration Statement No. 333-220326
Relating to Preliminary Prospectus Supplements dated June 27, 2018
(To Prospectus dated September 1, 2017)

Intrexon Corporation

Concurrent Offerings of

3.50% Convertible Senior Notes due 2023

and

Common Stock Issued Pursuant to a Share Lending Agreement

The information in this pricing term sheet relates to Intrexon Corporation’s offering of its 3.50% Convertible Senior Notes due 2023 (the “Notes Offering”) and its offering of shares of its common stock pursuant to the share lending agreement described below (the “Borrowed Shares Offering”) and should be read together with the preliminary prospectus supplement dated June 27, 2018 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and the preliminary prospectus supplement dated June 27, 2018 relating to the Borrowed Shares Offering (the “Borrowed Shares Preliminary Prospectus Supplement”), in each case, including the documents incorporated by reference therein, and the base prospectus dated September 1, 2017 (the “Base Prospectus”). The information in this pricing term sheet supersedes the information in the Notes Preliminary Prospectus Supplement, the Borrowed Shares Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Notes Preliminary Prospectus Supplement or the Borrowed Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

General

Issuer:	Intrexon Corporation (“Intrexon”)

Ticker / Exchange:	XON / The New York Stock Exchange (“NYSE”)

NYSE last reported sale price on June 28, 2018:	$13.37 per share of common stock of Intrexon (the “Common Stock”)

Trade date:	June 29, 2018

Settlement date:	July 3, 2018

Sole book-running manager:	J.P. Morgan Securities LLC

Notes Offering

Securities offered:	3.50% Convertible Senior Notes due 2023 (the “Notes”)

Aggregate principal amount offered:	$200,000,000 principal amount. The underwriters will not have an option to purchase additional Notes.

Interest:	The Notes will bear interest at a rate of 3.50% per annum from July 3, 2018

Interest payment dates:	January 1 and July 1 of each year, beginning on January 1, 2019

Maturity date:	July 1, 2023

Conversion premium:	Approximately 27.50% above the NYSE last reported sale price on June 28, 2018

Initial conversion price:	Approximately $17.05 per share of Common Stock

Initial conversion rate:	58.6622 shares of Common Stock per $1,000 principal amount of Notes

Concurrent offering of Borrowed Shares and share lending agreement:

Concurrently with the Notes Offering, Intrexon is offering 7,479,431 shares of Common Stock pursuant to the Borrowed Shares Preliminary Prospectus Supplement and the Base Prospectus. Such shares (the “Borrowed Shares”) will be loaned by Intrexon to J.P. Morgan Securities LLC (in such capacity, the “Share Borrower”), the underwriter for the Borrowed Shares Offering. The Share Borrower or its affiliates will receive all of the proceeds of the Borrowed Shares Offering and Intrexon will not receive any proceeds of that offering. The Notes Offering is contingent upon the closing of the Borrowed Shares Offering, and the Borrowed Shares Offering is contingent upon the closing of the Notes Offering. Randal J. Kirk, the Chairman, Chief Executive Officer and principal shareholder of Intrexon, has agreed with the Share Borrower to purchase all of the shares of Common Stock offered in the Borrowed Shares Offering.

Intrexon has been informed by the Share Borrower that it or one of its affiliates intends to use the short position created by the share loan and the concurrent short sales of the Borrowed Shares to facilitate transactions by which investors in the Notes may hedge their investments through short sales or privately negotiated derivatives transactions. Intrexon expects to make delivery of the Borrowed Shares concurrently with the closing of the Notes Offering. See “Description of share lending agreement” in the Notes Preliminary Prospectus Supplement.

Use of proceeds:

Intrexon estimates that the net proceeds from the Notes Offering will be approximately $193.9 million after deducting underwriting discounts and commissions and estimated offering expenses payable by Intrexon in connection with the Notes Offering and the Borrowed Shares Offering.

Intrexon intends to use the net proceeds from the Notes Offering for general corporate purposes and for strategic acquisitions or investments. General corporate purposes may include additions to working capital, financing internal research and development programs, financing of capital expenditures, repayment or redemption of existing indebtedness or payments to satisfy commitments under Intrexon’s ECCs, joint ventures and other collaborations. In addition, Intrexon intends to use the net proceeds for future strategic acquisitions and strategic investment opportunities, but Intrexon has not determined the amount of net proceeds to be used specifically for such purposes, or any particular acquisitions or investments.

Public offering price, underwriting discount and proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to Intrexon:

		Per Note	Total
	Public offering price(1)	$1,000.00	$200,000,000.00
	Underwriting discounts and commissions	$27.50	$5,500,000.00
	Proceeds, before expenses, to Intrexon	$972.50	$194,500,000.00

	(1) Plus accrued interest, if any, from the settlement date.

CUSIP:	46122T AA0

ISIN:	US46122TAA07

Increase in conversion rate upon conversion upon a make-whole fundamental change:	The table below sets forth the number of additional shares, if any, of Common Stock to be added to the conversion rate per $1,000 principal amount of Notes that are converted in connection with a “make-whole fundamental change” as described in the Notes Preliminary Prospectus Supplement, based on the stock price and effective date of the make-whole fundamental change.

	Stock price
Effective date	$13.37	$15.00	$17.05	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$60.00	$70.00
July 3, 2018	16.1321	13.0033	10.1685	7.4065	4.6576	3.1057	2.1406	1.4973	1.0451	0.7146	0.2748	0.0259
July 1, 2019	16.1321	12.8193	9.8341	6.9930	4.2616	2.7823	1.8920	1.3123	0.9113	0.6212	0.2383	0.0223
July 1, 2020	16.1321	12.5353	9.3372	6.3895	3.7036	2.3410	1.5629	1.0740	0.7438	0.5074	0.1963	0.0187
July 1, 2021	16.1321	11.9327	8.4368	5.3820	2.8460	1.7047	1.1109	0.7595	0.5282	0.3638	0.1443	0.0144
July 1, 2022	16.1321	10.6740	6.6916	3.5965	1.5444	0.8507	0.5511	0.3870	0.2793	0.2008	0.0893	0.0119
July 1, 2023	16.1321	8.0045	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $70.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $13.37 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 74.7943 shares of Common Stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion rights—Conversion rate adjustments” in the Notes Preliminary Prospectus Supplement.

Borrowed Shares Offering

Offering of Borrowed Shares:	Intrexon will lend 7,479,431 shares of Common Stock to the Share Borrower, the underwriter for the Borrowed Shares offering, pursuant to a share lending agreement. Intrexon has been informed by the Share Borrower that it or one of its affiliates intends to use the short position created by the share loan and the concurrent short sales of the Borrowed Shares to facilitate transactions by which investors in the Notes may hedge their investments through short sales of the Common Stock or privately negotiated derivatives transactions. See “Description of share lending agreement” in the Borrowed Shares Preliminary Prospectus Supplement.

Use of proceeds:	Intrexon will not receive any proceeds from the sale of the Borrowed Shares. The Share Borrower or its affiliates will receive all of the proceeds from the sale of the Borrowed Shares.

Insider participation:	Randal J. Kirk, the Chairman, Chief Executive Officer and principal shareholder of Intrexon, has agreed with the Share Borrower to purchase at the public offering price all of the shares of Common Stock offered in the Borrowed Shares Offering.

Public offering price, underwriting discount and proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to Intrexon:

	Per Borrowed Share	Total
Public offering price	$13.37	$99,999,992.47
Underwriting discounts and commissions	$0.00	$0.00
Proceeds, before expenses, to Intrexon	$0.00	$0.00

Intrexon has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Notes Preliminary Prospectus Supplement, the Borrowed Shares Preliminary Prospectus Supplement and other documents Intrexon has filed with the SEC that are incorporated therein by reference for more complete information about Intrexon and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request the prospectus for each offering from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities, in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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